Exhibit 99.1

BGIN BLOCKCHAIN LIMITED Schedules the Fiscal Year 2025 Earnings and Conference Call on April 24, 2026

SINGAPORE, April 18, 2026 (GLOBE NEWSWIRE) -- BGIN BLOCKCHAIN LIMITED (the “Company”; NASDAQ: BGIN), a digital asset technology company with proprietary cryptocurrency mining technologies and a manufacturer of cryptocurrency mining hardware, today announced date and time for the Fiscal Year 2025 Earnings and Conference Call.

The Company’s management team will hold a conference call at 8:00 P.M. U.S. Eastern Time on Friday, April 24, 2026 (or 8:00 A.M. Singapore/ Hong Kong Time on Saturday, April 25, 2026) to discuss the financial results. Details for the conference call are as follows:

Event Title:	BGIN BLOCKCHAIN LIMITED FY2025 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI973fcf0e7e864b3293dbf91bbf750e61
Live Webcast:	https://edge.media-server.com/mmc/p/2xq2t89n

Participants wishing to join the conference call by phone should register using the Registration Link provided above. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at https://ir.bgin.com/.

About BGIN BLOCKCHAIN LIMITED

BGIN BLOCKCHAIN LIMITED (NASDAQ: BGIN) is a digital asset technology company with proprietary cryptocurrency-mining technologies that leverages its experience in designing ASIC chips and mining machines to penetrate new cryptocurrency opportunities and execute on a long-term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

For more information, please visit: www.bgin.com or www.iceriver.io.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “target,” “project,” “potential,” “seek,” “may,” “should,” “could,” “would,” and similar expressions or the negative thereof. Statements that are not historical facts, including but not limited to statements regarding the Company’s plans to report its financial results and the timing thereof, are forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

BGIN BLOCKCHAIN LIMITED

Investor Relations
ir@bgin.com
Robin Yang
BGIN.IR@icrinc.com

Media Relations
pr@bgin.com
Brad Burgess
BGIN.PR@icrinc.com